EXHIBIT 17 - Alpine Air Organizational Chart


Gene Mallette
CEO
Bill Distefano
General Manager
Rick Wood
Principal Financial Officer
Jeff Bost
Director of Operations
Lewis Tippets
Tax Accountant
Nicole Bible
HR/Staff Accountant
Bob Williams
Director of Safetv
Brody Beeson
Flight Following
Glenda Nelson
Office Manager
Ali Alomia, Peter Hall, Brady Banks, Tricia Hughes
Flight Followers
Tricia Hughes/Jandalyn Penwell
Receptionist
Jason Webb
Chief Pilot
Jerry Bowman
Director of Maintenance
Pilots
Dusty Distefano
Inventory Manager
Kirk Peterson
Records Manager
Brandon Booke
Loading Supervisor
Mechanics
Loaders
Rob Ferrell
Scanning Supervisor